FOR IMMEDIATE RELEASE

Contact:

Dan Goldstein, Chairman, Formula Systems (1985) Ltd.
011-972-9-959-8800

Dennis S. Dobson Inc. for Formula Systems (1985) Ltd.
203-255-7902

FORMULA SYSTEMS (1985) LTD. ANNOUNCES A CHANGE OF CONTROL IN THE COMPANY

Herzliya, Israel, September 12, 2006 — Formula Systems (1985) Ltd. (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, today announced that its principal shareholder, FIMGold Limited Partnership, an entity owned in equal parts by Dan Goldstein, Chairman of the Board, and FIMI Opportunity Fund and parties related to it, informed Formula that it entered today into an agreement for the sale of its entire shareholding in Formula to Emblaze Ltd., an Israeli company whose shares are listed on the official listing of the London Stock Exchange.

Under the agreement, subject to certain adjustments, FIMGold agreed to sell to Emblaze all of the shares it holds in Formula, approx. 4.4 million shares representing approx. 33.4% of Formula's outstanding share capital, at a price per share of $16. The closing of the transaction is expected to occur within the next 60 days and is subject to certain closing conditions.

Formula Systems (1985) Ltd.  (NASDAQ: FORTY):

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements contained in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially.  These risks and uncertainties include, but are not limited to: successful consumption of the transactions contemplated in this press release, market demand for the companies' products, dependence on strategic partners, integration of new business, successful implementation of the companies' products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent annual report on Form 20-F.  Formula undertakes no obligation to publicly release any revision to any forward looking statement.